Exhibit 99.77I

ITEM 77I.  Terms of new or amended securities.


(a) On May 11, 2006, the registrant adopted amended and restated articles of incorporation that modified the terms of the registrant's remarketed preferred stock ("RP"), Series A, B, C, D and E, as follows: (i) elimination of the requirement that each purchaser of RP in a remarketing execute and deliver a master purchaser's letter; (ii)replacement of the requirement of a quarterly accountant's confirmation with an annual accountant's confirmation; (iii) changing the schedule for preparing basic maintenance reports to eliminate the report required as of the fifteenth and last day of each month. The basic maintenance report required as of the last business day of each week remains;
(iv) removing provisions that are dependent on rating agency guidelines from the registrant's charter and placing them in separate documents, entitled "Moody's Guidelines" and "Standard & Poor's Guidelines"; (v) eliminating the requirement of a certificate of minimum liquidity; (vi) amending references to "other RP" to refer to "other preferred stock" of the registrant; and (vii) making other nonsubstantive changes.

(b) On March 31, 2006, the registrant issued 12,000 shares of auction preferred stock ("APS"), consisting of 4,000 shares of Series M APS, 4,000 shares of Series W APS and 4,000 shares of Series F APS, in each case having a liquidiation preference of $25,000 per share. On July 18,2006, the registrant issued an additional 8,000 shares of APS, consisting of 4,000 shares of Series T APS and 4,000 shares of Series TH APS, in each case having a liquidiation preference of $25,000 per share. The APS do not constitute a new class of preferred stock of the registrant but rank on a parity with the RP with respect to the payment of dividends and the distribution of assets upon liquidation. Shares of APS have equal voting rights with the shares of RP inasmuch as each share of RP (liquidation preference $100,000 per share) is entitled to one vote and each share of APS (liquidation preference $25,000 per share) is entitled to one quarter of one vote.